Filed Pursuant To Rule 433

Registration No. 333-275079

March 5, 2024

KTUL (ABC - TULSA, OK): Grayscale Media Tour

JOIE BETTENHAUSEN: The following segment is sponsored by Grayscale. The SEC's recent approval of 11 spot Bitcoin ETFs or exchange traded funds has opened the door for the crypto curious to add this asset class to their personal brokerage accounts. But if investing sounds like a foreign language, we have an expert to help us break it all down.

UNIDENTIFIED REPORTER: With a the spot bitcoin ETF investors can trade bitcoin in market prices in a familiar place. stock exchanges like Nasdaq. Grayscale investments, head of Distributions and Partnerships, John Hoffman explains.

MANAGING DIRECTOR, GRAYSCALE INVESMENTS, JOHN HOFFMAN: So these are pooled investment vehicles that trade on an exchange like a stock. So when you put that together spot bitcoin etfs, make it simple, easy and convenient to invest in bitcoin and why they're making news today, they just came to market and again making it easier to invest in cryptocurrency.

REPORTER: As an example of the asset's performance, Hoffman highlights the success of the Grayscale Bitcoin trust, an ETF available to investors now.

HOFFMAN: It has over $25 billion of assets and it trades over the last month and a half, an average of over $700 million a day. So there's a lot of interest in this ETF as well and it's been tracking the price of bitcoin very very well.

REPORTER: Find more investment information at grayscale.com

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.